Exhibit 99.1

Jumia reports First Quarter 2020 results

Gross profit after Fulfillment expense reaches €2.5 million

Adjusted EBITDA loss decreases by 10% year-over-year, reaching its lowest level in the past 6 quarters

Operating loss decreases by 4% year-over-year

Lagos, May 13, 2020 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the quarter ended March 31, 2020.

Results highlights

•Usage growth

o	Annual Active Consumers reached 6.4 million, a year-over-year increase of 51%.
o	Orders reached 6.4 million, a year-over-year increase of 28%.
o

GMV was €190 million, a year-over-year decrease of 11% compared to GMV adjusted for perimeter changes as well as previously reported improper sales practices of €214 million in the first quarter of 2019. This trajectory was attributable to the continued effects from the business mix rebalancing initiated in 2019 as well as the supply and logistics disruption caused by the COVID-19 pandemic.

•JumiaPay development

o	TPV reached €35.5 million, a year-over-year increase of 71%, taking on-platform TPV penetration from 10% in the first quarter of 2019 to 19% in the first quarter of 2020.
o	JumiaPay Transactions reached 2.3 million, a year-over-year increase of 77%, representing 35% on-platform penetration in terms of Orders.

•Monetization development

o	Gross profit reached €18.4 million, a year-over-year increase of 21%.

•Cost efficiency

o	Gross profit after Fulfillment expense reached a record €2.5 million, compared to less than €0.1 million in the first quarter of 2019.
o

Sales & Advertising expense was €8.9 million, the lowest level since 2017, and a year-over-year decrease of 25%. 12-month Sales & Advertising expense per Annual Active Consumer decreased by 26% from €11 in the first quarter of 2019 to €8 in the first quarter of 2020.

o	Adjusted EBITDA loss was €35.6 million, the lowest level in the past 6 quarters and a year-over-year decrease of 10%.
o	Operating loss was €43.7 million, a 4% decrease year-over-year.

“The onset of the COVID-19 pandemic in the first quarter of 2020 brought about a complex combination of health, economic and operational challenges. Our first priority was to help our employees, consumers and communities stay safe. On the operational side, we took prompt action to ensure business continuity and adjust our logistics to meet high standards of safety and hygiene”, commented Jeremy Hodara and Sacha Poignonnec, Co-Chief Executive Officers of Jumia.

“We believe the COVID-19 pandemic proves that e-commerce has a key role to play in helping consumers safely access essential goods and providing an efficient distribution channel for brands and sellers, at a time when offline channels are disrupted. We are more than ever confident about the relevance of Jumia and the gradual adoption of e-commerce by both consumers and sellers.

In 2019, we focused on what is proving to be crucial to navigate this crisis: affordable, high purchase frequency product categories and cost efficiency. We are driving Annual Active Consumers growth, which was up 51% year-over-year, and orders, up 28%, at the same time as reducing Sales & Advertising expense by 25% over the same period. Our Adjusted EBITDA loss decreased by 10% year-over-year, reaching the lowest level in the past 6 quarters, as we make progress on our path to profitability.”

FIRST QUARTER 2020 – BUSINESS UPDATES

Selected initiatives to drive usage growth

•	Strong focus on marketplace relevance, adjusting our commercial campaigns and merchandising to consumers’ needs:
o

“Stay safe” campaign launched in March 2020, in partnership with Reckitt Benckiser, focused on hygiene and sanitary products. A number of other brands joined this initiative across various markets, including Procter & Gamble and Unilever.

o	Beyond food and hygiene product staples, we launched curated product collections targeting specific needs resulting from confinement measures:
▪	“Stay fit at home” featuring sports and fitness products.
▪	“Home entertainment” including children games, toys and board games.
▪	“Tik Tok lovers” featuring phone and selfie accessories as a result of increased reliance on social media and video to connect with others.
•

Closely monitoring price gouging behavior. While we continuously monitor pricing levels across product categories to ensure price competitiveness, we have enhanced our monitoring processes for a target list of 1,000 essential products in each country to protect consumers from potential price gouging.

•

Engaging consumers with relevant social media and live content. We launched the “Stay entertained with Jumia” series with live music streaming events and DJ sets in a digital party format, notably in Ghana, in partnership with various brands including MTN, Pernod Ricard and KFC.

•

Increased demand from sellers to join the Jumia platform as offline distribution channels are largely disrupted. We have onboarded a number of high-profile brands on Jumia Mall, our dedicated space to brands or their official distributor, including Coca-Cola and Nigerian Breweries in Nigeria, PepsiCo and Nivea (Beiersdorf) in Egypt.

JumiaPay business developments

•	Launch of JumiaPay in Tunisia. As of March 31, 2020, JumiaPay was live in 7 markets: Nigeria, Egypt, Morocco, Ivory Coast, Ghana, Kenya and Tunisia.
•

“Contactless safe delivery” campaign leveraging JumiaPay. To remove the need for physical contact or cash exchange at delivery, we encouraged consumers to prepay for orders online using JumiaPay and rolled-out a “Pay on delivery” feature leveraging JumiaPay.

•	Continued development of new consumer use cases as part of the JumiaPay app.
o	To support the fight against COVID-19, we introduced a direct donation system enabled by JumiaPay on the app, covering 5 relevant charities in each country.
o

As part of the home entertainment theme, we launched a service where consumers can purchase game subscriptions or credit for in-app purchases on the JumiaPay app for popular games like Free Fire, PUBG, Fortnite and League of Legends.

Advertising update

•	At the end of March 31, 2020, our advertising services were available across 9 out of 11 countries, compared to 5 markets at the end of 2019.
•	In the first quarter of 2020, we ran advertising campaigns for a number of high-profile brands including Adidas, L’Oreal, Microsoft, Sensodyne and Mondelez.

Action against COVID-19 – Commitment to community

•	Donations of half a million of CE certified face masks to health ministries across Africa for use by health workers, leveraging our cross-border platform from China.
•	Free meal delivery to first responders & health workers in Morocco and Tunisia through our Jumia Food platform.
•	Free of charge educational campaigns on our platform across 9 countries. Campaigns were set-up within a 48-hour turnaround time generating, to date, over 5 million impressions.

SELECTED OPERATIONAL KPIs

1.Marketplace KPIs

	For the three months ended
	March 31,			YoY
	2019		2020	Change

Annual Active Consumers (mm)	4.3		6.4	51.0%
Number of Orders (mm)	5.0		6.4	27.7%
GMV (€ mm)	213.9	(1)	189.6	(11.3)%

(1) Adjusted for perimeter changes and improper sales practices.

•	In the first quarter of 2020, GMV was €190 million, down 11% on a year-over-year basis. This trajectory was attributable to two main factors:
o

The effects of the business mix rebalancing initiated last year continued playing out this quarter. To support our path to profitability, we decreased promotional intensity and consumer incentives on lower consumer lifetime value business while increasing our focus on every-day product categories to drive consumer adoption and usage. The sharpest GMV contraction was registered in the consumer electronics and mobile phones categories. The fastest growing categories in GMV terms were digital services, which are every-day services such as airtime recharge or utility bills payment offered via our JumiaPay app, and the Fast Moving Consumer Goods (“FMCG”) category.

o

The business mix rebalancing effects were further exacerbated by the COVID-19 outbreak, which caused challenges for our cross-border business and procurement issues for our sellers, affecting stock availability for the mobile phones and consumer electronics categories as well as fashion. The performance of the mobile phones category was also affected by the scaling down of the mobile week campaign in certain markets in light of the COVID-19 disruption.

•

In parallel, we continued generating robust consumer adoption and usage. Annual Active Consumers reached 6.4 million in the first quarter of 2020 (up 51% compared to the first quarter of 2019), Orders reached 6.4 million (up 28%), while our Sales & Advertising expense decreased by 25% over the same period.

•

The confinement measures put in place in Africa in mid-March in response to the COVID-19 outbreak had an immediate impact on our business, with the impact on volumes and items sold varying by product category and country.

o

During the last 15 days of March, as confinement measures were put in place in a number of countries, we saw a surge in demand for essentials, notably grocery products, which experienced a 4 times increase in terms of items sold compared to the same period in the previous year. On the other hand, Jumia Food sales were negatively impacted by restaurant shutdowns.

o

On a geographic basis, volumes surged in some markets, such as Morocco and Tunisia, while lock-downs and confinement measures impacted supply in others, such as Nigeria and South Africa, limiting our ability to meet consumer demand.

o

The countries that have been the most severely affected by confinement measures have experienced a gradual volume recovery since mid-April, while the countries that saw a surge in volumes continued to experience robust momentum throughout April. Overall, in terms of items sold, we ended the month of April c.3% above the first week of March levels. We expect that significant geographic differences and volatility will remain in the short to medium term.

2.JumiaPay KPIs

	For the three months ended
	March 31,		YoY
	2019	2020	Change

TPV (€ million)	20.7	35.5	71.3%
JumiaPay Transactions (million)	1.3	2.3	77.4%

•

TPV accelerated by 71% from €20.7 million in the first quarter of 2019 to €35.5 million in the first quarter of 2020. On-platform penetration of JumiaPay as a percentage of GMV reached 18.7% in the first quarter of 2020, almost twice the level of penetration in the first quarter of 2019 of 9.7%.

•

JumiaPay Transactions increased by 77% from 1.3 million in the first quarter of 2019 to 2.3 million in the first quarter of 2020. 35% of Orders placed on the Jumia platform in the first quarter of 2020 were paid for using JumiaPay, compared to 26% in the first quarter of 2019.

•

The strong growth of JumiaPay was partly attributable to the ramp up of JumiaPay operations in Ghana and Morocco which were newly launched in the first quarter of 2019, and Kenya where we launched JumiaPay in the second quarter of 2019. It was also a result of increasing penetration of JumiaPay in the countries where it was already live in the first quarter of 2019, driven by continued education of consumers around payment and enhancements of the JumiaPay value proposition.

•

Currently only the digital services offered via the JumiaPay app, such as airtime recharge, utility bills payments, transport ticketing etc., are monetized by charging a commission to the relevant third-party service provider featured on the JumiaPay app. In the future, we intend to expand and monetize payment and financial services beyond the Jumia platform.

SELECTED FINANCIAL INFORMATION

1.Revenue

	For the three months ended
	March 31,		YoY
(€ million)	2019(1)	2020	Change

Marketplace revenue	15.7	19.1	21.8%
Commissions	5.2	6.9	34.6%
Fulfillment	5.0	6.5	29.4%
Marketing & Advertising	0.9	1.2	33.7%
Value Added Services	4.6	4.5	(2.7)%
First Party revenue	15.6	9.9	(36.4)%
Platform revenue	31.2	29.0	(7.2)%
Non-Platform revenue	0.2	0.3	39.4%
Total Revenue	31.4	29.3	(6.9)%

(1) Certain types of vouchers and consumer incentives were reclassified from Sales & Advertising to Revenue in 2019. The cumulative effect for the nine months ended September 30, 2019 was included in the results for the three months ended September 30, 2019. In order to enhance comparability with the quarterly results for 2020, quarterly results for 2019 are adjusted to reflect the impact of the reclassification, as further described in “Voucher and consumer incentives reclassification” section.

•	Marketplace revenue reached €19 million in the first quarter of 2020, up 22% compared to the first quarter of 2019.
o

Commissions revenue, which are charged to sellers, increased by 35% in the first quarter of 2020 on a year-over-year basis. Commissions grew despite a decrease in GMV as a result of enhanced promotional discipline and a decrease in consumer incentives, which are partly accounted for as deductions from commission revenue.

o	Fulfillment revenue, which comprises delivery fees charged to consumers, increased by 29% in the first quarter of 2020 on a year-over-year basis, in parallel with Orders growth.
o

Marketing & Advertising revenue, which corresponds to the revenue generated from the sale of a diversified range of ad solutions to sellers and advertisers, increased by 34% in the first quarter of 2020 on a year-over-year basis.

o

Value Added Services revenue, which includes revenue from services charged to our sellers, such as logistics services, packaging, or content creation, decreased by 2.7% in the first quarter of 2020 on a year-over-year basis. This was largely a result of a sharp reduction in international logistics revenue starting from February, as our cross-border business was affected by the manufacturing facilities shutdowns in China.

•

First Party revenue decreased by 36% in the first quarter of 2020 compared to the first quarter of 2019. As our marketplace continues to gain depth, we are able to undertake fewer sales on a first party basis.

•

Shifts in the mix between first party and marketplace activities trigger substantial variations in our Revenue as we record the full sales price net of returns as First Party revenue and only commissions and fees in the case of Marketplace revenue. Accordingly, we steer our operations not on the basis of our total Revenue, but rather on the basis of Gross profit, as changes between third-party and first-party sales are largely eliminated at the Gross profit level.

2.Gross Profit

	For the three months ended
	March 31,		YoY
(€ million)	2019	2020	Change

Gross Profit	15.2	18.4	20.7%

Gross profit increased by 21% to €18.4 million in the first quarter of 2020 from €15.2 million in the first quarter of 2019 as a result of the increase in Marketplace revenue.

3.Fulfillment Expense

	For the three months ended
	March 31,		YoY
(€ million)	2019	2020	Change

Fulfillment expense	15.2	15.9	4.5%

Fulfillment expense grew by 5% in the first quarter of 2020 compared to the first quarter of 2019 while Orders increased by 28% over the same period. This was partly due to a lower proportion of cross-border packages which reduced our overall freight and shipping expense per package.

During the first quarter of 2020, Gross profit after Fulfillment expense reached a record €2.5 million compared to less €0.1 million in the first quarter of 2019, demonstrating continued progress on our path to profitability.

4.Sales & Advertising Expense

	For the three months ended
	March 31,		YoY
(€ million)	2019(1)	2020	Change

Sales & Advertising	11.9	8.9	(25.3)%

(1) Certain types of vouchers and consumer incentives were reclassified from Sales & Advertising to Revenue in 2019. The cumulative effect for the nine months ended September 30, 2019 was included in the results for the three months ended September 30, 2019. In order to enhance comparability with the quarterly results for 2020, quarterly results for 2019 are adjusted to reflect the impact of the reclassification, as further described in “Voucher and consumer incentives reclassification” section.

Sales & Advertising expense decreased by 25% from €11.9 million in the first quarter of 2019 to €8.9 million in the first quarter of 2020, its lowest level in almost 3 years. Our Sales & Advertising expense per Annual Active Consumer decreased by 26% from €11.1 per Annual Active Consumer in the first quarter of 2019 to €8.2 in the first quarter of 2020. We have made a number of enhancements to our performance marketing strategy across search and social media channels, allowing us to acquire new users and drive conversion in a more effective manner. We also improved the performance of our app push notifications, aimed at driving repeat purchase, based on the purchase history of consumers.

5.General and Administrative Expense, Technology and Content Expense

	For the three months ended
	March 31,		YoY
(€ million)	2019	2020	Change

General and Administrative ("G&A")	27.8	30.4	9.4%
of which Share Based Compensation ("SBC")	4.3	6.0	38.5%
G&A, excluding SBC	23.5	24.4	4.1%

Technology & Content (“Tech”)	5.9	7.2	22.3%
G&A and Tech expenses, excluding SBC	29.3	31.6	7.7%

General & Administrative expense excluding SBC reached €24.4 million, up 4% compared to the first quarter of 2019. As the first quarter of 2019 did not fully reflect a number of organizational enhancements made in the course of 2019 to operate the business as a listed company, we believe the amount of G&A expense, excluding SBC, of the fourth quarter of 2019 is a more relevant comparative base for the first quarter of 2020. G&A expense, excluding SBC and restructuring expense, was €31.7 million in the fourth quarter of 2019. In the first quarter of 2020, G&A, excluding SBC expense, decreased by 23% or more than €7 million compared to the prior quarter, partly due to staff costs and professional fees savings.

Tech expense reached €7.2 million in the first quarter of 2020, up 22% on a year-over-year basis and down 7% on a quarter-over-quarter basis, mostly as a result of hosting costs savings.

6.Operating Loss and Adjusted EBITDA

	For the three months ended
	March 31,		YoY
(€ million)	2019	2020	Change

Operating loss	(45.5)	(43.7)	(3.9)%
Depreciation and Amortization	1.7	2.1	25.7%
Share-Based Compensation ("SBC")	4.3	6.0	38.5%
Adjusted EBITDA	(39.5)	(35.6)	(9.8)%

Operating loss decreased by 4% to €43.7 million in the first quarter of 2020 from €45.5 million in the first quarter of 2019, as Adjusted EBITDA loss decreased by €4 million or 10% over the same period. This decrease was driven by an increase in our Gross Profit after Fulfillment Expense and a reduction in Sales & Advertising expense. Adjusted EBITDA loss was €35.6 million in the first quarter of 2020, which is the lowest level in the past 6 quarters, demonstrating meaningful progress on our path to profitability.

7.Cash Position

At the end of March 31, 2020, we had €191.1 million of cash on our balance sheet.

Guidance

The ongoing COVID-19 pandemic as well as the ensuing economic challenges result in substantial uncertainty concerning our business and financial outlook.

We expect the effects of the business mix rebalancing to continue playing out over at least the first half of 2020. These effects will be further exacerbated by the COVID-19 outbreak, which is causing a number of supply and logistics challenges. As a result, we currently expect continued GMV weakness over at least the first half of 2020, with better Order and Annual Active Consumers growth, on a year-over-year basis.

We remain committed to reducing our Adjusted EBITDA loss in absolute terms in 2020 compared to 2019.

Legal Proceedings

In 2019, several putative class action lawsuits were filed in the U.S. District Court for the Southern District of New York and the New York County Supreme Court against us, certain of our officers, the members of our Supervisory Board, the underwriters of our initial public offering and our authorized representative and, in New York State court, our auditor. The cases assert claims under federal securities laws based on alleged misstatements and omissions in connection with and following our initial public offering. These actions remain in their preliminary stages. Two similar putative class action lawsuits filed in the Kings County Supreme Court were voluntarily dismissed in late 2019.

Conference Call and Webcast information

Jumia will host a conference call today, May 13, 2020 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:

Participant Dial in (Toll Free): 1-888-317-6016

Participant International Dial in: 1-412-317-6016

Canada Toll Free: 1-855-669-9657

A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/

An archived webcast will be available following the call.

(UNAUDITED)

Consolidated statement of comprehensive income as of March 31, 2019 and 2020

	For the three months ended
	March 31,	March 31,
In thousands of EUR	2019(1)	2020
Revenue	31,417	29,252
Cost of revenue	16,176	10,860
Gross profit	15,241	18,392

Fulfillment expense	15,227	15,915
Sale and advertising expense	11,888	8,875
Technology and content expense	5,868	7,177
General and administrative expense	27,777	30,390
Other operating income	61	314
Other operating expense	40	95
Operating loss	(45,498)	(43,746)

Finance income	606	2,637
Finance costs	831	1,060
Loss before Income tax	(45,723)	(42,169)

Income tax expense	80	115
Loss for the period	(45,803)	(42,284)

Attributable to:
Equity holders of the Company	(45,736)	(42,217)
Non-controlling interests	(67)	(67)
Loss for the period	(45,803)	(42,284)

Other comprehensive income/loss to be classified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations - net of tax	(11,872)	10,103
Other comprehensive income / (loss) on net investment in foreign operations - net of tax	12,229	(10,706)
Other comprehensive income / (loss)	357	(603)
Total comprehensive loss for the period	(45,446)	(42,887)

Attributable to:
Equity holders of the Company	(45,379)	(42,818)
Non-controlling interests	(67)	(69)
Total comprehensive loss for the period	(45,446)	(42,887)

(1) Certain types of vouchers and consumer incentives were reclassified from Sales & Advertising to Revenue in 2019. The cumulative effect for the nine months ended September 30, 2019 was included in the results for the three months ended September 30, 2019. In order to enhance comparability with the quarterly results for 2020, quarterly results for 2019 are adjusted to reflect the impact of the reclassification, as further described in “Voucher and consumer incentives reclassification” section.

(UNAUDITED)

Consolidated statement of financial position as of December 31, 2019 and March 31, 2020

	As of
	December 31,	March 31,
In thousands of EUR	2019	2020

Assets

Non-current assets
Property and equipment	17,434	17,986
Intangible assets	47	40
Deferred tax assets	109	—
Other non-current assets	1,508	1,433
Total Non-current assets	19,098	19,459

Current assets
Inventories	9,996	9,040
Trade and other receivables	16,936	13,000
Income tax receivables	725	1,096
Other taxes receivables	5,395	7,197
Prepaid expenses	12,593	12,384
Term deposits and other current assets	62,418	421
Cash and cash equivalents	170,021	191,146
Total Current assets	278,084	234,284
Total Assets	297,182	253,743

Equity and Liabilities

Equity
Share capital	156,816	156,816
Share premium	1,018,276	1,018,276
Other reserves	104,114	109,486
Accumulated losses	(1,096,134)	(1,138,347)
Equity attributable to the equity holders of the Company	183,072	146,231
Non-controlling interests	(498)	(567)
Total Equity	182,574	145,664

Liabilities
Non-current liabilities
Non-current borrowings	6,127	7,329
Provisions for liabilities and other charges – non-current	226	261
Deferred income – non-current	1,201	1,108
Total Non-current liabilities	7,554	8,698

Current liabilities
Current borrowings	3,056	2,904
Trade and other payables	56,438	48,160
Income tax payables	10,056	9,950
Other taxes payable	4,473	5,826
Provisions for liabilities and other charges	27,040	28,208
Deferred income	5,991	4,333
Total Current liabilities	107,054	99,381
Total Liabilities	114,608	108,079
Total Equity and Liabilities	297,182	253,743

(UNAUDITED)

Consolidated statement of cash flows as of March 31, 2019 and 2020

	For the three months ended
	March 31,	March 31,
In thousands of EUR	2019	2020

Loss before Income tax	(45,723)	(42,169)

Depreciation and amortization of tangible and intangible assets	1,696	2,128
Impairment losses on loans, receivables and other assets	457	1,118
Impairment losses on obsolete inventories	204	235
Share-based payment expense	4,312	5,973
Net (gain)/loss from disposal of tangible and intangible assets	4	10
Net (gain)/loss from disposal of financial assets at amortized cost	6	—
Change in provision for other liabilities and charges	604	1,235
Interest (income)/expenses	241	(66)
Net unrealized foreign exchange (gain)/loss	(74)	(1,370)
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables	(7,343)	1,353
(Increase)/Decrease in inventories	(1,662)	(790)
Increase/(Decrease) in trade and other payables, deferred income and VAT payables	8,048	(6,455)
Income taxes paid	(53)	(467)
Net cash flows used in operating activities	(39,283)	(39,265)

Cash flows from investing activities
Purchase of property and equipment	(678)	(453)
Payment for acquisition of subsidiary, net of cash acquired	(47)	—
Interest received	—	90
Movement in other non-current assets	60	58
Movement in term deposits and other current assets	—	62,278
Net cash flows used in investing activities	(665)	61,973

Cash flows from financing activities
Interest settled - financing	(323)	(20)
Repayment of lease interest	—	(278)
Repayment of lease liabilities	(776)	(1,284)
Equity transaction costs	(2,739)	—
Capital contributions	75,000	—
Net cash flows from financing activities	71,162	(1,582)
Net decrease/increase in cash and cash equivalents	31,214	21,126
Effect of exchange rate changes on cash and cash equivalents	380	(1)
Cash and cash equivalents at the beginning of the period	100,635	170,021
Cash and cash equivalents at the end of the period	132,229	191,146

Forward Looking Statements

This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS and Other Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Consumers, Number of Orders and GMV. We define Annual Active Consumers, Number of Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:

Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.

We believe that Annual Active Consumers is a useful indicator for adoption of our offering by consumers in our markets.

Number of Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.

GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

We believe that GMV is a useful indicator for the value transacted on our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.

We use Annual Active Consumers, Number of Orders and GMV as some of many indicators to monitor usage of our platform.

Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services completed using JumiaPay including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.

We believe that TPV provides a useful indicator of the development, and adoption by consumers, of our payment services offerings.

JumiaPay Transactions corresponds to the total number of orders for products and service completed using JumiaPay, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of our payment services offerings for orders on our platform irrespective of the monetary value of the individual transactions.

We use TPV and the number of JumiaPay Transactions to measure the development of our payment services.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense, finance income, finance costs, depreciation and amortization and share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•to evaluate the performance and effectiveness of our strategic initiatives; and

•to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•Adjusted EBITDA does not reflect our share-based payments, income tax expense or the amounts necessary to pay our taxes;

•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.

The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended
	March 31,
(€ million)	2019	2020

Loss for the period	(45.8)	(42.3)
Income tax expense	0.1	0.1
Net Finance costs / (income)	0.2	(1.6)
Depreciation and amortization	1.7	2.1
Share-based payment expense	4.3	6.0
Adjusted EBITDA	(39.5)	(35.6)

Vouchers and consumer incentives reclassification – Supplemental information

	2019
	First	Second	Third	Fourth
(€ million)	Quarter	Quarter	Quarter	Quarter

Pre-Reclassification

Sales of Goods	15.6	21.6	20.9	23.0
Marketplace Revenue	16.0	17.5	18.9	26.0
of which Commissions	5.5	5.8	5.3	8.4
Revenue	31.8	39.2	40.1	49.3
Gross profit	15.7	17.3	18.1	24.8
Sales and Advertising expense	(12.3)	(15.3)	(12.9)	(15.5)

Post-Reclassification

Sales of Goods	15.6	21.6	21.0	23.0
Marketplace Revenue	15.7	17.1	19.7	26.0
of which Commissions	5.2	5.4	6.1	8.4
Revenue	31.4	38.8	40.9	49.3
Gross profit	15.2	16.8	19.0	24.8
Sales and Advertising expense	(11.9)	(14.9)	(13.8)	(15.5)